Exhibit 21.1

List of Subsidiaries
USA Compression Finance Corp., a Delaware corporation
USA Compression Partners, LLC, a Delaware limited liability company
USAC Leasing, LLC, a Delaware limited liability company
USAC OpCo 2, LLC, a Texas limited liability company
USAC Leasing 2, LLC, a Texas limited liability company
CDM Resource Management LLC, a Delaware limited liability company
CDM Environmental & Technical Services LLC, a Delaware limited liability company